Exhibit 2

Blackstone / GSO Capital Solutions Fund LP

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

345 Park Avenue,

New York, New York 10154

December 8, 2014

The Board of Directors

Saratoga Resources, Inc.

3 Riverway, Suite 1810,

Houston, TX 77056

Dear Sirs:

Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. (the “GSO Funds”) have been shareholders of Saratoga Resources, Inc. (the “Company”) since July 2011 and are collectively the second largest shareholders of the Company.

As you are aware, we were recently contacted by the Company’s financial advisor regarding a possible amendment to the Company’s debt obligations. We are writing to request the opportunity to discuss certain strategic alternatives with you, including, but not limited to:

•	an amendment of the indentures governing the Company’s 10.0% Senior Secured Notes due 2015 (the “First Lien Notes”) and/or 12 1⁄2% Senior Secured Notes due 2016 (the “Second Lien Notes”);

•	an exchange of the Company’s First Lien Notes and/or Second Lien Notes for equity securities of the Company;

•	a restructuring, reorganization or recapitalization transaction, which could include the purchase, redemption or exchange of some or all of the existing Common Stock of the Company or a refinancing of the Company’s indebtedness;

•	a change of control or other extraordinary corporate transaction, such as a merger with, or sale to, a third party;

•	a change in the present board of directors or management of the Company; and

•	a combination of any of these proposals.

We appreciate the opportunity to work with you and the Company’s management to explore these alternatives.

Sincerely,

Blackstone / GSO Capital Solutions Fund LP

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.